SEC 1745  Potential persons who are to respond to the collection of information
(02-02) contained in this form are not required to respond unless the form displays a currently valid OMB control number.






                                  UNITED STATES                   OMB APPROVAL
                        SECURITIES AND EXCHANGE COMMISSION        OMB Number:
                                                                  3235-0145
                              Washington, D.C. 20549              Expires:
                                                                  December
                                                                  31, 2005
                                   SCHEDULE 13G                   Estimated
                                  (Rule 13d-102)                  average
                                                                  burden
                                                                  hours per
                                                                  response.. 11



            Information Statement Pursuant to Rules 13d-1 and 13d-2
                   Under the Securities Exchange Act of 1934
                             (Amendment No. ___ )*

                          Mad Catz Interactive, Inc.
                               (Name of Issuer)

                                 Common Stock
                        (Title of Class of Securities)

                                   556162105
                                (CUSIP Number)

                               February 6, 2004
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

 [   ] Rule 13d-1(b)
 [ X ] Rule 13d-1(c)
 [   ] Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             CUSIP No.  556162105


   1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

         Potomac Capital Management LLC
         13-3984298

   2.  Check the Appropriate Box if a Member of a Group (See Instructions)

       (a)  [     ]
       (b)  [     ]

   3.  SEC Use Only

   4.  Citizenship or Place of Organization

         New York

Number of      5. Sole Voting Power
Shares            0
Beneficially
Owned by       6. Shared Voting Power
Each              2,924,300
Reporting
Person         7. Sole Dispositive Power
With              0

               8. Shared Dispositive Power
                  2,924,300

   9.  Aggregate Amount Beneficially Owned by Each Reporting Person

       2,924,300

   10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
       Instructions)  [     ]

   11. Percent of Class Represented by Amount in Row (9)

       5.5%

   12. Type of Reporting Person (See Instructions)

       HC; OO (Limited Liability Company)

CUSIP No.  556162105

   1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

         Potomac Capital Management Inc.
         13-3984786

   2.  Check the Appropriate Box if a Member of a Group (See Instructions)

       (a)  [     ]
       (b)  [     ]

   3.  SEC Use Only

   4.  Citizenship or Place of Organization

         New York

Number of      5. Sole Voting Power
Shares            0
Beneficially
Owned by       6. Shared Voting Power
Each              2,924,300
Reporting
Person         7. Sole Dispositive Power
With              0

               8. Shared Dispositive Power
                  2,924,300

   9.  Aggregate Amount Beneficially Owned by Each Reporting Person

       2,924,300

   10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
       Instructions)  [     ]

   11. Percent of Class Represented by Amount in Row (9)

       5.5%

   12. Type of Reporting Person (See Instructions)

       HC; CO

                             CUSIP No.  556162105

   1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

         Paul J. Solit

   2.  Check the Appropriate Box if a Member of a Group (See Instructions)

       (a)  [     ]
       (b)  [     ]

   3.  SEC Use Only

   4.  Citizenship or Place of Organization

         U.S.

Number of     5. Sole Voting Power
Shares           0
Beneficially
Owned by      6. Shared Voting Power
Each             2,924,300
Reporting
Person        7. Sole Dispositive Power
With             0

              8. Shared Dispositive Power
                 2,924,300

   9.  Aggregate Amount Beneficially Owned by Each Reporting Person

       2,924,300

   10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
       Instructions)  [     ]

   11. Percent of Class Represented by Amount in Row (9)

       5.5%

   12. Type of Reporting Person (See Instructions)

       IN; HC

Item 1.
      (a) Name of Issuer

          Mad Catz Interactive, Inc.

      (b) Address of Issuer's Principal Executive Offices

          141 Adelaide Street West, Suite 400
          Toronto, Ontario M5H 3L5

Item 2.
      (a) Name of Person Filing

          This statement is being filed by (i) Potomac Capital Management LLC; (ii) Potomac Capital Management Inc.; and (iii) Paul J. Solit

      (b) Address of Principal Business Office or, if none, Residence

          (i), (ii), and (iii)

          153 E. 53rd Street,
          26th Floor
          New York, New York 10022

      (c) Citizenship

          (i) New York
          (ii) New York
          (iii) U.S.

      (d) Title of Class of Securities

          Class A Common Stock, par value $.01 per share

      (e) CUSIP Number

          556162105

Item 3.  Not Applicable


Item 4.   Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     Potomac Capital Management LLC
     Potomac Capital Management Inc.
     Paul J. Solit

       (a) Amount beneficially owned:    2,924,300
       (b) Percent of class:    5.5%
       (c) Number of shares as to which the person has:
           (i)   Sole power to vote or to direct the vote    0
           (ii)  Shared power to vote or to direct the vote    2,924,300
           (iii) Sole power to dispose or to direct the disposition of    0
           (iv)  Shared power to dispose or to direct the disposition of
                 2,924,300

Item 5. Ownership of Five Percent or Less of a Class

If this Statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more
than five percent of the class of securities, check the following    [   ]


Item 6. Ownership of More than Five Percent on Behalf of Another Person

        Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

        See Exhibit A attached hereto.

Item 8. Identification and Classification of Members of the Group

        Not Applicable.

Item 9. Notice of Dissolution of Group

        Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated this 14th day of February, 2004




                                       POTOMAC CAPITAL MANAGEMENT LLC

                                       By: /s/      Paul J. Solit
                                           ------------------------------
                                           Paul J. Solit, Managing Member

                                       POTOMAC CAPITAL MANAGEMENT INC.

                                       By: /s/     Paul J. Solit
                                           ------------------------------
                                           Paul J. Solit, President


                                       PAUL J. SOLIT

                                       By: /s/ Paul J. Solit
                                       ------------------------------
                                           Paul J. Solit

EXHIBIT INDEX

The following exhibits are filed with this report on Schedule 13G:

Exhibit A  Identification of entities which acquired the shares which are the subject of this report on Schedule 13G

Exhibit B  Joint Filing Agreement dated February 13, 2004 among Potomac
           Capital Management LLC, Potomac Capital Management, Inc. and Paul
           J. Solit

Exhibit A

Identification of entities which acquired the shares which are the subject of this report on Schedule 13G.

(1) Potomac Capital Partners LP, a private investment partnership formed under the laws of State of Delaware. Potomac Capital Management LLC is the General Partner of Potomac Capital Partners LP. Mr. Paul J. Solit is the Managing Member of Potomac Capital Management LLC.

(2) Potomac Capital International Ltd., an international business company formed under the laws of the British Virgin Islands. Potomac Capital Management Inc. is the Investment Manager of Potomac Capital International Ltd. Paul J. Solit is the President and sole owner of Potomac Capital Management Inc., and a Director of Potomac Capital International Ltd.

(3) Pleiades Investment Partners-R, LP, a private investment partnership formed under the laws of the State of Delaware. Potomac Capital Management Inc. is the Investment Manager of a managed account of Pleiades Investment Partners-R, LP. Paul J. Solit is the President and sole owner of Potomac Capital Management Inc.

Exhibit B

                             JOINT FILING AGREEMENT

                  This Agreement is filed as an exhibit to Schedule 13G being filed by Potomac Capital Management LLC, Potomac Capital Management Inc., and Paul J. Solit in compliance with Rule 13d-1(k) of the Securities and Exchange Commission, which requires an agreement in writing indicating that the Schedule 13G to which this Agreement is attached is filed on behalf of the below-named entities, that they are each responsible for the timely filing of the Schedule 13G and any amendments thereto and for the completeness and accuracy of the information concerning such persons contained therein.


      Dated: February 13, 2004

                                       POTOMAC CAPITAL MANAGEMENT LLC

                                       By: /s/ Paul J. Solit
                                          ------------------------------
                                          Paul J. Solit, Managing Member

                                       POTOMAC CAPITAL MANAGEMENT INC.

                                       By: /s/ Paul J. Solit
                                          ------------------------------
                                          Paul J. Solit, President

                                       PAUL J. SOLIT

                                       By: /s/ Paul J. Solit
                                          ------------------------------
                                          Paul J. Solit